EXHIBIT E

RECENT DEVELOPMENTS

The Republic of Peru

Overview

The Peruvian GDP increased 3.3% in 2024, as a result of the reversal of shocks that affected activity in 2023 and the recovery of private spending. The sectors that had the greatest impact on GDP growth were manufacturing, trade, transportation, agriculture and livestock, mining and hydrocarbons, construction, business services, and other services.

The terms of trade increased by 10.4% in 2024, and its level was set as the highest since 1975.

A current account surplus of 2.2% of the GDP was recorded in 2024, higher than the surplus result of 2023, which was 0.7%.

The 2024 fiscal deficit stood at 3.6% of the GDP, 0.7% higher than the deficit recorded in 2023. This increase was due to the contraction of current revenues, the increase in gross capital formation expenditures and the reduction in the primary result of state-owned companies, net of the capitalization operation to Petroperu.

Domestic demand expanded 3.8% in 2024. The increase was the result of the recovery of private spending (3.4%), as well as the increase in public spending (5.3%), mainly due to the strong growth of public investment (14.1%).

In 2024, private consumption regained dynamism and grew 2.8% (compared to 0.1% in 2023). The recovery in the year was linked to the positive evolution of the labor market, which followed the normalization of weather anomalies and a reduction in social conflicts. Formal employment grew by 2.7% in 2024, which meant an increase of 157 thousand jobs on average per month, as well as a real increase in the wage bill of 5.2%. Likewise, after a contractionary monetary policy cycle until mid-2023, inflation entered the target range in March 2024 and December 2024. Food and beverage inflation was 1.25%. This allowed for an increase in household purchasing power and a recomposition of the consumption basket.

In 2024, private investment grew 2.6% year-over-year, a trend that is explained by the recovery of non-residential investment, specifically in non-mining sectors, which was driven by the rebound in companies’ expectations about the economy and its sectors. Likewise, the higher non-residential investment is reflected in the increase in the import of capital goods excluding construction materials, which grew 6.2% year-over-year. Finally, residential investment contracted 7.3%, which was associated with the weak growth of domestic cement consumption during most of the year.

Public spending increased 4.6% in 2024, explained by an increase in both public consumption (1.4%), as well as a double-digit expansion of public investment (14.1%).

Political Developments

On November 30, 2024, Jorge Montero Cornejo was appointed Minister of Energy and Mines, replacing Rómulo Mucho. On January 31, 2025, Fanny Montellanos Carbajal was appointed Minister of Women and Vulnerable Populations; and Leslie Urteaga Peña was appointed Minister of Development and Social Inclusion.

On May 13, 2025, Raúl Pérez Reyes Espejo was appointed Minister of Economy and Finance, replacing José Salardi Rodríguez, who was appointed on January 31, 2025, and succeeded José Arista. Furthermore, on May 13, 2025, Carlos Alberto Malaber Odias was appointed Minister of the Interior, replacing Julio Díaz Zulueta, who was appointed on March 24, 2025, and succeeded Juan José Santiváñez. Also on May 13, 2025, César Carlos Sandoval Pozo was appointed Minister of Transportation and Communications, replacing Raúl Pérez Reyes Espejo.

In addition, on May 13, 2025, Gustavo Adrianzén communicated his resignation as President of the Council of Ministers, and President Boluarte made official his resignation and that of the rest of the ministerial cabinet through a publication in El Peruano, the official gazette of Peru.

On May 14, 2025 Eduardo Arana took office as President of the Council of Ministers, ratifying the entire ministerial cabinet, except for the portfolio of the Ministry of Justice and Human Rights, whose new head is now Juan Enrique Alcántara Medrano. According to Article 130° of the Political Constitution of Peru, the new head of the Council of Ministers has a maximum term of thirty days from his appointment to appear before Congress and formally request to be inaugurated (cuestión de confianza).

The composition of ministers as of May 20, 2025, was as follows:

President of the Council of Ministers	Eduardo Melchor Arana Ysa
Ministry of Justice and Human Rights	Juan Enrique Alcántara Medrano
Ministry of Interior	Carlos Alberto Malaber Odias
Ministry of Economy and Finance	Raúl Pérez Reyes Espejo
Ministry of Defense	Walter Enrique Astudillo Chávez
Ministry of Foreign Affairs	Elmer José Schialer Salcedo
Ministry of Energy and Mines	Jorge Luis Montero Cornejo
Ministry of Foreign Trade and Tourism	Úrsula Desilú León Chempén
Ministry of Production	Sergio Gonzales Guerrero
Ministry of Labor and Promotion of Employment	Daniel Ysau Maurate Romero
Ministry of Agrarian Development and Irrigation	Ángel Manuel Manero Campos
Ministry of Health	César Henry Vásquez Sánchez
Ministry of Education	Morgan Niccolo Quero Gaime
Ministry of Transport and Communications	César Carlos Sandoval Pozo
Ministry of Housing, Construction and Sanitation	Durich Francisco Whittembury Talledo
Ministry of Women and Vulnerable Populations	Fanny Esther Montellanos Carbajal
Ministry of Environment	Juan Carlos Castro Vargas
Ministry of Culture	Fabricio Alfredo Valencia Gibaja
Ministry of Development and Social Inclusion	Leslie Carol Urteaga Peña

As of March 31, 2025, the composition of the Peruvian Congress was as follows:

Political Party	Congressional Seats	%
Fuerza Popular	21	16
Podemos Perú	14	11
Alianza para el Progreso	14	11
Renovación Popular	11	8
Perú Libre	11	8
Acción Popular	9	7
Bloque Magisterial de Concertación Nacional	8	6
Juntos por el Perú - Voces del Pueblo	8	6
Avanza País	7	5
Somos Perú	7	5
Bloque Democrático Popular	5	4
Bancada Socialista	5	4
No agrupado	5	4
Honor y Democracia	5	4
	130	100

Call for General Elections

President Dina Boluarte called for general elections for April 12, 2026, by means of Supreme Decree N° 039-2025-PCM, published on March 25, 2025. In these elections, the President of the Republic, Vice Presidents, Senators and Deputies will be elected, thereby representing the return to the bicameral system in the Congress.

Measures Adopted by the Government

Inauguration of Chancay Mega-port

On November 14, 2024, the Chancay mega-port was officially opened. This port positions Peru as a key port hub in the South Pacific for trade with Asia. The presidents of Peru and China were virtually present at the inauguration. Located in Huaral, the mega-port is expected to generate a significant economic impact, with projections suggesting a 1.8% increase in the country’s GDP, which translates into approximately US$4.5 billion annually.

Investment Portfolio 2025-2026

On March 10, 2025, the Minister of Economy and Finance, José Salardi, and the Executive Director of ProInversion, Luis Del Carpio, introduced the Investment Portfolio 2025-2026 focused mainly on transportation, sanitation, health, education, hydrocarbons, electricity, agriculture, real estate and tourism, among others.

The Minister of Economy and Finance explained that in the next 15 months the Ministry plans to award 80 projects, nine amendments to contracts in progress and 13 in structuring through the Public-Private Partnership (PPP) and Projects in Assets (PA) scheme, which together are estimated to be around US$46 billion.

The portfolio includes important works that are expected to improve the country’s road infrastructure, projects in health, tourism, electricity transmission, telecommunications, third group of regional airports and hydrocarbons, among others.

In 2024, ProInversion closed the year with a record of nearly US$9 billion invested, the highest amount in a decade of management, through 16 projects awarded in Electricity, Transportation and Mining, respectively.

Deregulatory Shock

On March 31, the Minister of Economy and Finance launched the first group of measures that make up the “deregulatory shock” with the objective of boosting national competitiveness and productivity, reducing administrative costs and increasing legal certainty to boost investments in the country.

José Salardi said that there are more than 400 measures and that they were designed jointly with the private sector and national associations, and that more than 50% of these measures have already been implemented and the rest are expected to be implemented between April and July of 2025. The measures respond to three lines of action: deregulation and regulatory improvement, simplification of procedures and efficiency in the management of the State and quality in legislative production.

Among the measures implemented are the extension of the drawback to non-traditional exports, elimination of 186 bureaucratic barriers and increase of the ceiling for the issuance of Works for Taxes (Obras por Impuestos) certificates to more than S/46 billion.

In addition, other measures include the multi-sector portfolio in Public-Private Partnerships (PPP) and Asset Projects (AP) for US$70 billion; the portfolio of 22 irrigation projects for US$24 billion; the signing of PPP amendments in strategic sectors for more than US$9 billion; the re-launching of the PPP mechanism; and the launching of the municipal incentives program to eliminate 1,846 bureaucratic barriers.

Measures for Intense Rainfall

As part of the preventive actions in the event of heavy rains in the country, the Ministry of Housing, Construction and Sanitation, in order to remove excess material and sediments from riverbeds to protect the physical integrity and property of thousands of inhabitants, has carried out 717 interventions to clean and clear rivers and streams between 2024 and February 2025 in 18 regions of the country.

Likewise, on March 12, 2025, through Supreme Decree N° 033-2025-PCM, the government declared a state of emergency in 545 districts in 21 departments due to imminent danger of heavy rains for the implementation of immediate and necessary emergency measures. The state of emergency is expected to be in force for 60 calendar days, during which time emergency measures and actions will be implemented in technical coordination and monitoring by the Instituto Nacional de Defensa Civil and the involvement of the Ministries of Health; Education; Housing, Construction and Sanitation; Agrarian Development and Irrigation; Interior; Defense; Transportation and Communications; Energy and Mines; Women and Vulnerable Populations; Development and Social Inclusion, as well as public and private institutions.

General Sales Tax

In August 2022, Law No. 31556 was passed. Such law set an exceptional and temporary rate of 8% of the General Sales Tax (Impuesto General de Venta (IGV)) for the sale of goods and services carried out by micro and small companies in the restaurant, hotel and tourist lodging sectors, which was in force from September 1, 2022 until December 31, 2024.

In this context, on December 29, 2024, Law No. 32219 was passed, extending the exceptional rate for this item for the years 2025 and 2026 and increasing it for 2027. Thus, the IGV rate in 2025 and 2026 will be 8% and in 2027 it will be 12%. The Municipal Promotion Tax (Impuesto de Promoción Municipal (IPM)) (2%) must be added to these IGV rates.

The approved Law no longer includes catering companies and food concessionaires in the benefit of the special rate.

Other Developments

Mining Sector

The metal mining sector grew by 2.0%, supported by the higher production level of most component metals, except for zinc and copper. Molybdenum, a metal that stood out for its contribution, registered a historic record level, as did iron production.

The upward trend in metal mining activity (2.0%) in 2024 was determined by the considerable 25.3% increase in molybdenum production, which represented a positive contribution of 1.8% to the sector’s overall result, and to a lesser extent by the increases in the production of silver in 15.4%, gold in 6.9%, lead in 6.6%, tin in 23.2% and iron in 2.5%, with a total contribution of 1.5%. This was offset by the sharp decline in zinc production (-13.5%) and the slight drop in copper production (-0.2%), both products with a negative impact of 1.5%. The development of metal mining in 2024 is linked to (i) the higher volume of ore processed by companies mining in areas with high metal content, and (ii) the consolidation of Anglo American Quellaveco’s production operations in molybdenum extraction in May 2023, following the start-up of the molybdenum plant. Furthermore, the development is related to the execution of projects to expand operations and systematically optimize production processes by the producing companies, as in the case of Minera Las Bambas with the expansion of the Ferrobamba pit where silver and gold were found and the initial phase of operations of the Chalcobamba deposit where higher copper ore grades were obtained, and Minera Boroo Misquichilca with the implementation of the carbonaceous material optimization project with the objective of extending the useful life of the mine. Likewise, the significant contribution to the mining production of Compañía de Minas Buenaventura since September 2023 with the restart of silver, zinc and lead mining and processing operations at its Uchucchacua unit after the temporary suspension since October 2021 and the start of silver mining activities at the Yumpag Project, following the authorization of the mining plan by the Ministry of Energy and Mines in March 2024, was also highlighted.

However, in 2024 there were technical factors such as scheduled or unplanned maintenance at mining facilities, social conflicts and other geotechnical events that caused the temporary stoppage or gradual reduction of operations at some mines.

Metal prices in the international market during 2024 have shown volatile behavior, influenced by various global factors such as economic uncertainty, trade tensions, geopolitical risks and fluctuations in the demand of strategic sectors. However, there was a recovery in the price of industrial metals with respect to the average value in 2023, and the price of copper even reached an all-time high. The prices of copper (7.8%), zinc (4.8%) and tin (16.0%) increased after the decline in 2023; the price of gold (22.9%) maintained an upward trend for nine consecutive years and the price of silver (20.7%) rose for two consecutive years, while the price of lead (-3.1%) has shown a downward trend since 2022.

Social Security

As of May 19, 2025, there were a total of 16 initiatives for Pension Fund Managers (Administradoras de Fondos de Pensiones (“AFP”)) withdrawal, most of them with a cap of 4 Tax Units (Unidades Impositivas Tributarias (“UIT”)). These bills must pass through the parliamentary commissions prior to their vote in the full Congress.

Of the 16 initiatives, only three have been supported by the Economy Committee; the rest of the proposals have not yet been discussed in the Committee, and no bill or pre-draft is on the agenda. Among these initiatives is Proyecto de Ley No. 10153/2024-CR presented by Congressman Américo Gonza, which proposes to allow members to withdraw up to 4 Tax Units (UIT), equivalent to S/21,400. If approved, members will be able to request their funds from their AFP and receive them in monthly installments of up to 1 UIT (S/5,350) every 30 days until the total amount is completed.

Regarding the withdrawal of Compensation for Service Time (Compensación por Tiempo de Servicios (“CTS”)), as of April 2, 2025, there were 17 initiatives. On March 18, 2025, the withdrawal of CTS until December 31, 2026 was approved as a pre-draft in the Congressional Labor Committee. Before passing to the full Congress, the initiative must be evaluated by the Economy, Banking, Finance and Financial Intelligence Commission.

The Minister of Economy and Finance has expressed his disagreement with such initiatives, both for the withdrawal of AFP and CTS.

Petroperú

The Minister of Economy and Finance, José Salardi, said that no resources from the central government are expected to be provided to Petroperu in 2025, considering that an important effort was already made last year.

Salardi mentioned that Petroperu expects to report positive results this year, and for this purpose the Ministry of Economy and Finance expects to provide technical support.

Legal Proceedings

On July 22, 2011, DP World Callao, Concessionary of Southern Pier port in Callao, filed a request for arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”) against Peru. The claims arose out of alleged governmental discriminatory treatment by not allowing the claimants to participate in the bid for the North Pier at Callao’s port, as well as the alleged lack of compensation to the investor for granting better conditions to the current operator of the North Pier which allegedly affected the economic balance of the concession agreement of the South Pier and the competitive conditions guaranteed by the State. DP World Callao S.R.L., P&O Dover (Holding) Limited, and The Peninsular and Oriental Steam Navigation Company withdrew their arbitration claim against Peru. On April 22, 2020, the Secretary-General issued a procedural order taking note of the discontinuance of the proceeding pursuant to ICSID Arbitration Rule 44. Case concluded.

On June 2, 2016, Gramercy Funds Management LLC and Gramercy Peru Holdings LLC commenced an international arbitration under the United States-Peru Trade Promotion Agreement in connection with Peru’s Agrarian Reform Bonds. The arbitration tribunal was constituted on February 13, 2018. The hearing occurred in 2020. On August 31, 2020, each party filed a second post-hearing brief. On January 11, 2021, each party filed a statement of costs. On December 6, 2022, the tribunal rendered its award in favor of Gramercy, with a dissenting opinion in favor of Peru, awarding Gramercy US$33.22 million plus interest since 2009. Case concluded.

On February 1, 2017, Metro de Lima Línea 2 S.A. filed a request for arbitration with ICSID against Peru, based on allegations that the government had failed to meet certain conditions in respect of the parties’ underlying transportation contract. In April 2017, arbitrators were appointed. On September 20, 2019, each party filed a post-hearing brief. On August 11, 2021, the tribunal issued Procedural Order No. 8 concerning procedural matters. On August 4, 2023, each party filed observations on the other party’s submission on costs. On March 21, 2024, the tribunal rendered its award. On September 13, 2024, the tribunal declared the proceeding closed in accordance with ICSID Arbitration Rules 38(1), 46 and 49(4). On September 13, 2024, Peru filed observations on Metro de Lima Línea 2 S.A.’s preliminary objections pursuant to ICSID Arbitration Rule 41(5). On October 30, 2024, the tribunal issued a decision on the rectification of the award. On January 7, 2025, the tribunal issued a decision on Metro de Lima Línea 2, S.A.’s preliminary objections pursuant to ICSID Arbitration Rule 41(5). On March 17, 2025, Peru filed a memorial on revision.

On May 18, 2018, the Autopista del Norte, a subsidiary of the Spanish company OHL Concessions, filed a request for arbitration before ICSID in relation to its claim against the government for US$100 million in connection with alleged delays relating to the expansion of the Pan-American Highway. Between September 14, 2020 and September 22, 2020, the tribunal held a hearing on jurisdiction and the merits by video conference. On September 27, 2021, each party filed a further submission on quantum. On June 30, 2022, the tribunal rendered its award. An annulment proceeding was registered on November 4, 2022. On October 4, 2023, Peru filed a counter-memorial on annulment. On August 22, 2024, Peru filed a submission on costs. On November 26, 2024, the ad hoc Committee issued its decision on annulment. Case concluded.

On July 24, 2018, the Spanish company ENAGAS filed a request for arbitration with ICSID in relation to its claim against the government for US$577 million, which is the alleged investment made on the Gasoducto del Sur project. On July 19, 2020, the respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 31, 2021, the claimant filed a counter-memorial on jurisdiction and a reply on the merits. Between September 20, 2022 and September 26, 2022, the tribunal held a hearing on jurisdiction and merits in person in Washington, D.C. and by video conference. On December 15, 2022, each party filed a submission on costs. On July 24, 2024, each party filed an updated submission on costs. On December 20, 2024, the tribunal rendered its award; attached to the award is a dissenting opinion by arbitrator Claus von Wobeser. On March 19, 2025, ENAGÁS S.A. (España) and ENAGÁS Internacional S.L.U. (España) filed a reply on the request for correction of the award. ENAGAS announced on May 26, 2025 that ICSID issued a new ruling revising the award of 20 December 2024.

On July 27, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”) filed a request for arbitration with ICSID in relation to the termination of the concession agreement of the International Airport of Chinchero, in Cuzco. On June 1, 2020, the claimants filed a reply on the merits and a counter-memorial on jurisdiction. On September 13, 2021, the tribunal held a hearing on jurisdiction and the merits by video conference. Between October 18, 2021, and October 19, 2021, the tribunal held a continuation of the hearing on jurisdiction and the merits by video conference. On August 11, 2023, the tribunal issued a decision on jurisdiction, liability, certain aspects of quantum and further directions on quantum. On May 9, 2024, the tribunal rendered its award. Subsequently, on November 27, 2024, Peru was notified of a lawsuit filed with the United States District Court for the District of Columbia to enforce the arbitral award. On April 8, 2025, the United States District Court for the District of Columbia declared a default judgment against Peru, allowing Kuntur Wasi to initiate legal actions on Peruvian assets in the U.S.

On June 27, 2019, IC Power Limited & Kenon Holdings Limited filed a request for arbitration with ICSID against Peru, invoking the Peru-Singapore Free Trade Agreement. The arbitration tribunal was constituted on October 30, 2019. Resolution of this claim is pending. On June 5, 2020, the claimant filed a memorial on the merits. On September 3, 2021, the respondent filed a reply on jurisdiction and a rejoinder on the merits. On March 21, 2022, each party filed a post-hearing brief. On October 3, 2023, the arbitration tribunal rendered its award. On May 3, 2024, the tribunal issued a decision on the rectification of the award. On August 28, 2024, the Secretary-General registered an application for partial annulment of the award filed by Peru and notified the parties of the provisional stay of enforcement of the award. On February 27, 2025, Peru filed a memorial on annulment.

On September 19, 2019, Latam Hydro LLC and CH Mamacocha S.R.L. filed a request for arbitration to ICSID in relation to the execution of a hydroelectric power station project in Arequipa, invoking the Peru-US Free Trade Agreement. The arbitration tribunal was constituted on March 9, 2020. On September 14, 2020, the claimants filed a memorial on the merits. On July 20, 2021, the claimants filed a reply on the merits and a counter-memorial on jurisdiction. On August 1, 2022, each party filed a submission on costs. On December 20, 2023, the tribunal rendered its award. Attached to the award is a dissenting opinion by arbitrator Guide Santiago Tawil. Case concluded.

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Peru-Union Economic Belgo-Luxembourg Bilateral Investment Treaty. Resolution of this claim is pending. On June 29, 2020, following appointment by the respondent, August Reinisch (Austrian) accepted his appointment as arbitrator. On September 23, 2021, the claimants filed a memorial on the merits. On August 4, 2022, the claimants filed a reply on the merits and a counter-memorial on jurisdiction. On July 20, 2023, the arbitration tribunal issued Procedural Order No. 6 concerning procedural matters. On September 2, 2024, each party filed a post-hearing brief. On March 7, 2025, the claimants filed observations on the respondent’s response of February 26, 2025.

On March 16, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID regarding its investments in the Cerro Verde Mining Complex, invoking the Peru-US Free Trade Agreement. On June 9, 2020, following appointment by the respondent, Bernardo Cremades (Spanish) accepted his appointment as arbitrator. On July 2, 2021, the claimants filed a notice of additional claims. On November 9, 2022, the respondent filed a rejoinder on the merits and a reply on jurisdiction. On October 18, 2023, the claimants filed a request for the arbitration tribunal to decide on the admissibility of new evidence. On May 17, 2024, the tribunal rendered its award. Attached to the award is a dissenting opinion by arbitrator Guido Santiago Tawil. On September 20, 2024, the acting Secretary-General registered an application for partial annulment of the award filed by Freeport-McMoran Inc. On February 12, 2025, the ad hoc Committee issued the Procedural Order No. 1 concerning procedural matters.

On May 13, 2020, SMM Cerro Verde Netherlands B.V. filed a request for arbitration to ICSID regarding a mining concession, invoking the Netherlands-Peru Bilateral Investment Treaty. On September 14, 2020, following appointment by the claimant, Oscar Garibaldi (Argentine/U.S.) accepted his appointment as arbitrator. On March 31, 2021, the tribunal was constituted. On August 28, 2021, the claimant filed a memorial. On September 21, 2022, the respondent filed a rejoinder on the merits. On October 18, 2023, the claimant filed a request for the tribunal to decide on the admissibility of new evidence. On June 20, 2024, the tribunal issued Procedural Order No. 13 concerning the respondent’s request of May 20, 2024.

On June 10, 2020, Desarrollo Vial de los Andes S.A.C (DEVIANDES) filed a request for arbitration to ICSID related to the toll system of the Peruvian Central Highway concession invoking the fulfillment of the contract itself. The rejection of the toll installation in Ticlio through protests and blockades caused for the installation of the toll booth to be cancelled. Due to the alleged breach of the contract, the Supervisory Board for Investment in Public Transport Infrastructure (Ositran) appealed, in July 2019, to the Peruvian Ministry of Transport and Communications and DEVIANDES to reach an agreement on compensation. However, a joint position was not reached. On August 11, 2020, the tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: David J.A. Cairns (British/New Zealand), President, appointed by the Secretary-General in accordance with the agreement of the Parties; José María Alonso Puig (Spanish), appointed by the claimant; and Yves Derains (French), appointed by the respondent. On April 15, 2021, the respondent filed a counter-memorial on the merits, including counter-claims. On September 29, 2022, the tribunal issued Procedural Order No. 6 concerning procedural matters. On February 1, 2023, each party filed a submission on costs. On November 27, 2024, the tribunal rendered its award. On March 19, 2025, the tribunal issued a decision on the rectification of the award.

On October 30, 2020, Lupaka Gold Corp. (Canadian) filed with ICSID a request for arbitration related to mining concessions. On February 19, 2021, the tribunal was constituted. On July 20, 2021, the tribunal issued Procedural Order No. 1 concerning procedural matters. On September 23, 2022, the claimant filed a counter-memorial on jurisdiction and reply on the merits. On October 17, 2023, each party filed a submission on costs.

On December 15, 2020, Worth Capital Holdings 27 LLC. (U.S.) filed with ICSID a request for arbitration related to the oil and gas business. On September 14, 2021, the tribunal held a first session by video conference. On October 3, 2022, the respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 29, 2023, the tribunal issued Procedural Order No. 3 concerning the procedural calendar. On December 8, 2023, the tribunal issued a procedural order taking note of the discontinuance of the proceeding pursuant to ICSID Arbitration Rule 44 and a decision on costs. Case concluded.

On January 4, 2021, Quanta Services Netherlands B.V. (Dutch) filed with ICSID a request for arbitration related to the telecommunication business. On August 1, 2022, the claimant filed a reply on the merits and counter-memorial on jurisdiction. On October 7, 2023, the respondent filed a post-hearing brief. On October 7, 2023, the respondent filed a post-hearing brief.

On March 12, 2021, Telefonica, S.A. (Spanish) filed with ICSID a request for arbitration related to the telecommunications services. On November 8, 2022, the tribunal issued Procedural Order No. 1 concerning procedural matters. On November 9, 2023, following exchanges between the parties, each party filed a request for the tribunal to decide on production of documents. On September 19, 2024, the claimant filed a rejoinder on jurisdiction. From February 19-26, 2025, the tribunal held a hearing on jurisdiction and the merits in Washington D.C.

On May 19, 2021, APM Terminals Callao S.A. (Peruvian) filed with ICSID a request for arbitration related to the Pier Concession Agreement. On September 2, 2022, the claimant filed a memorial on the merits. On October 24, 2023, the respondent filed a rejoinder on the merits and reply on jurisdiction. On June 1, 2024, each party filed a post-hearing brief. On December 17, 2024, the tribunal rendered its award. Case concluded.

On May 20, 2021, Kaloti Metals & Logistics, LLC (U.S.) filed with ICSID a request for arbitration related to the trading of precious metals. On October 24, 2022, the tribunal issued Procedural Order No. 3 concerning the respondent’s request for security for costs. On September 13, 2023, each party filed a statement of costs. On May 14, 2024, the tribunal rendered its award. Case concluded.

On August 20, 2021, Metro de Lima Linea 2, S.A. (Peruvian) filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration tribunal was constituted on May 16, 2022. On July 5, 2022, the tribunal issued Procedural Date No. 1 concerning procedural matters. On October 1, 2023, the respondent filed a counter-memorial on the merits and a counterclaim. On June 7, 2024, the claimant filed a reply on the merits and a counter-memorial on jurisdiction. From March 20-29, 2025, the tribunal held a hearing on the merits in person in Washington D.C. and by video conference.

On September 23, 2021, Concesionaria Peruana de Vías COVINCA, S.A. (Colombian, Peruvian) filed with ICSID a request for arbitration related to a highway construction project. The arbitration tribunal was constituted on January 3, 2022. On July 26, 2022, the claimant filed a memorial on the merits. On October 18, 2023, the respondent filed a rejoinder on the merits. On April 12, 2024, each party filed a post-hearing brief. On December 23, 2024, the respondent filed a request for the tribunal to decide on the admissibility of new evidence.

On December 6, 2021, Metro de Lima Linea 2, S.A. (Peruvian) filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration tribunal was constituted on April 13, 2023. On September 29, 2023, the claimant filed a memorial on the merits. On August 21, 2024, the tribunal issued Procedural Order No. 3 concerning the respondents’ request of July 15, 2024. On January 23, 2025, the respondent filed a rejoinder on the merits.

On December 10, 2021, Vinci Highways S.A.S. and Vinci Concessions S.A.S. filed with ICSID a request for arbitration related to a highway construction project. On October 12, 2022, the tribunal issued Procedural Date No. 1 concerning procedural matters. On May 1, 2023, the claimants filed a memorial on the merits. On September 10, 2024, the respondent filed further observations on the claimant’s request of August 26, 2024. On February 8, 2025, the respondent filed a rejoinder on the merits and reply on jurisdiction.

On December 23, 2021, Enagás International S.L.U. filed with ICSID a request for arbitration related to a natural gas project. On July 5, 2022, one member of the arbitration tribunal accepted the appointment. On October 6, 2023, the respondent filed a counter-memorial on the merits. On April 17, 2024, the claimant filed a reply on the merits. On December 20, 2024, the tribunal rendered its award; attached to the award is a dissenting opinion by arbitrator Claus von Wobeser. On March 19, 2025, ENAGÁS S.A. (España) and ENAGÁS Internacional S.L.U. (España) filed a reply on the request for rectification of the award.

On November 15, 2022, the Bank of Nova Scotia filed with ICSID an arbitration request on its behalf and on behalf of Scotiabank Peru under Articles 810 and 820 of the Peru-Canada Free Trade Agreement, for the collection of default interest from the Peruvian tax authorities, totaling roughly S/482.0 million. On November 2, 2023, the claimant filed a rejoinder on preliminary objections pursuant to ICSID Arbitration Rule 41. On July 2, 2024, the tribunal issued Procedural Order No. 3 concerning the procedural calendar. On February 25, 2025, the tribunal issued the Procedural Order No. 5 concerning procedural matters.

On April 21, 2023, the Peruvian sanitation company Operadora Ecológica del Titicaca S.A.C. filed with ICSID an arbitration against Peru related to a wastewater treatment plant. The subject of the dispute is an alleged breach of contract. On August 6, 2023, following appointment by the respondent, Yves Derains (French) accepted his appointment as arbitrator. On September 26, 2024, the respondent filed a counter-memorial on the merits, including counter-claims.

On August 23, 2023, TV Azteca de C.V. and Azteca Comunicaciones Peru S.A.C. filed with ICSID an arbitration against Peru related to a telecommunications concession under the Mexico-Peru Free Trade Agreement (2011). On November 8, 2023, following appointment by the respondent, Álvaro Galindo (Ecuadorian/Colombian) accepted his appointment as arbitrator. On July 31, 2024, the tribunal issued Procedural Order No. 1 concerning procedural matters. On March 3, 2025, the tribunal issued the Procedural Order No. 2 concerning respondent’s request to address the objections to jurisdiction as a preliminary question; as a result, the preliminary objections are joined to the merits of the dispute.

On April 1, 2024, Gas Natural de Lima y Callao S.A. filed with ICSID an arbitration request against Peru, related to gas distribution. On September 5, 2024, following appointment by the respondent, Raúl E. Vinuesa (Argentine/Spanish) accepted his appointment as arbitrator. On January 24, 2025, the tribunal issued the Procedural Order No. 1 concerning procedural matters.

On July 30, 2024, Gasoducto Sur Peruano S.A. En Liquidación filed with ICSID an arbitration request against Peru related to a natural gas pipeline project. On September 30, 2024, following appointment by the claimant, Eduardo Zuleta (Colombian) accepted his appointment as arbitrator. On November 22, 2024, following appointment by the claimant, Henri C. Alvarez (Canadian) accepted his appointment as arbitrator.

On October 16, 2024, Concesionaria Angostura Siguas, S.A. filed with ICSID an arbitration request against Peru, related to a water services concession. On February 3, 2025, following appointment by the respondent, Humberto Sáenz Marinero accepts his appointment as arbitrator.

On December 23, 2024, Unión de Cervecerías Peruanas Backus y Johnston S.A.A. (Peruvian), Cervecería San Juan S.A. (Peruvian), AB InBev Southern Investment Ltd (British) filed with ICSID an arbitration request against Peru, related to tax treatment. On March 12, 2025, following appointment by the respondent, Luis Gonzalez García accepts his appointment as arbitrator.

On March 27, 2025, Brookfield Corporation filed with ICSID an arbitration request against Peru, related to a road concession. On March 27, 2025, the Acting Secretary-General registered a request for the institution of arbitration proceedings.

The Economy

Selected Economic Information

The following table sets forth selected information of the Peruvian economy, indicating certain statistics for the domestic economy, the balance of payments, the public sector balance and the public sector debt for the periods shown, in each case compared to the corresponding prior period.

	Year ended December 31,(1)
(in millions of U.S. dollars, except as otherwise indicated)	2023	2024
Domestic economy
GDP (in millions of S/ at current prices)	1,001,331	1,085,216
Real GDP (in millions of S/ at constant 2007 prices)	565,509	584,358
Real GDP growth rate (in %)	(0.4)	3.3
Consumer Price Index (change for the period in %)	3.24	1.97
Unemployment rate (in %)	6.9	6.6
Underemployment rate (in %)(2)	41.6	40.4
Balance of payments
Trade balance	17,678	23,821
Change in Central Bank net international reserves (period end in %)	(1.2)	11.2
Central Bank net international reserves (period end)	71,033	78,987
Public sector balance
Overall non-financial public sector fiscal deficit(3)	(2.8)	(3.5)
Public sector debt
Public sector external debt	46,026	48,287
Public sector domestic debt	42,969	47,384
Total public sector debt	88,995	95,671
Public sector external debt service
Amortizations(4)	2,905	3,369
Interest payments(4)	2,106	2,205
Total external debt service	5,010	5,573
Exchange rate (end of period, S/ per US$)	3.711	3.769
Exchange rate (average, S/ per US$)	3.744	3.755

(1)	Preliminary data with the exception of Consumer Price Index, Central Bank net international reserves, Public sector debt and exchange rate figures.
(2)	In Metropolitan Lima (three-month moving average). Includes workers who are underemployed, either in terms of income or due to shorter working hours than those required by the worker.

(3)	Includes the non-financial public sector and the Central Bank.
(4)	Excludes Central Bank debt.

Sources: Central Bank, Ministry of Economy and Finance and National Institute of Statistics and Information

Economy and Public Debt

As of December 31, 2024, the external debt of the Public Sector was US$48.3 billion, and the internal debt of the Public Sector was US$47.4 billion.

On December 5, 2024, Law No. 32187, Public Sector Indebtedness Law for Fiscal Year 2025, was approved, which regulates the conditions for public sector indebtedness in 2025.

The Peruvian economy grew in 2024 and registered a 3.3% increase in gross domestic product, which was primarily due to the reversal of shocks that affected activity in 2023, such as (i) the effect of adverse weather factors, such as the El Niño phenomenon and droughts, on primary activity, exports and employment; (ii) social conflicts; (iii) the reduction in business confidence; and (iv) the impact of the political cycle of regional and local authorities on public investment, among others. The reversal of these shocks, together with the conduct of monetary policy that allowed the reduction of inflation, motivated the recovery of the labor market, real income and business confidence, key factors for the recovery of private spending. Likewise, in the second year of government of the subnational authorities, investment at this level went from a 5.3% drop to double-digit growth not seen since 2012, without considering the years of the COVID-19 pandemic. Thus, the main contribution to the 2024 GDP recovery came from private investment (from -7.3% to 2.6%), private consumption (from 0.1% to 2.8%), and public investment (from 2.8% to 14.1%).

2025 Budget

On December 5, 2024, the Peruvian Congress approved the 2025 budget through the passage of Law No. 32185. The budget for 2025 is S/251.8 billion, a 4.6% increase compared to the 2024 budget, which was S/240.8 billion.

The following table summarizes the principal assumptions on which the 2025 budget is based and the current application of the budgeted funds:

Principal Budgetary Assumptions for 2025

Real GDP growth	3.1%
(Cumulative) inflation	2.5%
Average exchange rate	S/3.79 per US$

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2025 budget includes the following:

•	fiscal revenues of S/166.9 billion, or approximately US$44.3 billion;

•	public expenditures of S/217.4 billion, or approximately US$57.7 billion; and

•	an overall non-financial public sector deficit of S/24.4 billion, or approximately US$6.5 billion, or 2.2% of projected 2025 GDP.

The following table sets forth the budgeted expenditures for the 2025 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	101,975	38,621	18,582	159,178
Capital investments	33,267	15,481	16,312	65,060
Debt services	26,777	356	429	27,563

Total expenditures	162,019	54,458	35,323	251,801

Source: Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2025 budget:

Amount
(in millions of soles)
Tax revenue	166,875
Administrative and governmental fees	7,991
Third-party credit sources	31,391
Donations and transfers	495
Other(1)	45,049

Total	251,801

(1)	Includes Recursos Determinados.

Source: Ministry of Economy and Finance.

Fiscal Deficit

Between 2023 and 2024, the increase in the fiscal deficit from 2.8% to 3.6% of GDP is attributable to the reduction in current revenues of the government (from 19.8% to 19.1%), although in nominal and real terms, both tax and non-tax revenues increased. During such period, there was an increase in non-financial spending by the government (from 20.9% to 21.2% of GDP), particularly in capital expenditures, due to the capitalization of Petroperú, which resulted in an increase in the revenues of state-owned companies.

The Monetary System

Monetary Policy

As of December 31, 2024, the reference interest rate was 5.0% compared to 6.75% as of December 31, 2023. The reference interest rate was reduced considering that in October, the monthly inflation rate was -0.09% and inflation excluding food and energy was 0.08%. The twelve-month inflation rate increased from 1.8% in September to 2.0% in October; the twelve-month non-food and energy inflation rate decreased from 2.6% in September to 2.5% in October and twelve-month inflation expectations remained slightly below 2.50% in October, within the inflation target range.

The inflation rate for the year ended December 31, 2024 showed a decreasing trend throughout the year, standing at 1.97%, and the variation of the index without food and energy was 2.60%, both within the target range.

The annual result of inflation without food and energy corresponds to a deceleration in the goods component, mainly the items of personal care products, cleaning products and articles, and textiles (clothing). The services component registered a variation equal to that of the previous year, due to the increase in water tariffs and international air transportation, which offset the deceleration of the other components such as education, domestic air transportation and cultural services.

Food and energy inflation showed a lower variation than in the previous year. The result corresponds to the deceleration in the components of meals outside the home, eggs, corn, other fresh fruits and chicken meat. This deceleration was slightly offset by smaller declines in the prices of fish, potatoes and domestic gas.

Liquidity and Credit Aggregates

The following table presents the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

	As of December
(in millions of U.S. dollars, at current price)	2023	2024
Currency in circulation	20,323	21,793
Reserve	3,942	3,753
Monetary base	24,265	25,546
Gross international reserves	71,319	79,200
Net international reserves	71,033	78,987

Source: Central Bank.